Exhibit 99.9

CONSENT OF WOOD CANADA LIMITED

March 11, 2025

United States Securities and Exchange Commission

Re:	Annual Report on Form 40-F for fiscal year ended December 31, 2024 (the "Annual Report") of Endeavour Silver Corp. (the "Company").

Ladies and Gentlemen,

Wood Canada Limited hereby consents to the use of and reference to their name in the Annual Report and in the documents incorporated therein by reference. Additionally, the Company's AIF and MD&A is incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-272755) (the "Registration Statement").

Wood Canada Limited hereby consents to the use of information derived from sections 1.1, 1.2, 1.7 - 1.13, 1.17.1, 1.17.2, 1.19 - 1.21, 2, 3, 11, 12.1, 12.1.1, 12.2, 13 -15, 16.1, 16.5 - 16.9, 16.9.1, 16.9.2, 17, 21.1, 21.2.1 - 21.2.4, 21.2.6, 21.2.7, 21.2.10 - 21.2.12, 21.3, 21.4.1, 21.4.2, 21.4.3, 21.4.4, 25.3 - 25.7, 25.11, 25.13 - 25.14, 26.1 - 26.5, and 27 of their report:  "NI 43-101 Technical Report on the Feasibility Study of the Terronera Project Jalisco State, Mexico - Amended" dated May 15, 2023, with an effective date of September 9, 2021 (the "Technical Report"), including extracts from or summaries of the Technical Report, in the Annual Report and the documents incorporated by reference filed with the United States Securities and Exchange Commission pursuant to the United States Securities Act of 1933.

On behalf of Wood Canada Limited,

/s/ signed

____________________________

By: Greg Gosson

Technical Director, Geology and Compliance and

Authorized Signor

WOOD CANADA LIMITED.